06012756

Reliance Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

April 18, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 35	April 18, 2006	Disclosure of Shareholding Pattern
2	Clause 49	April 15, 2006	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

April 18, 2006

Ms. Chitra Sekhar (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : **Shareholding Pattern as on March 31, 2006.**

We send herewith Shareholding Pattern of Equity Shares of the Company as on March 31, 2006, in terms of Clause 35 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

SHAREHOLDING PATTERN (EQUITY SHARES)

CATEGORY		AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters** *		
	Indian Promoters (As per list attached Annexure - I)	40 29 90 654	28.92
	Foreign Promoters		
2	**Persons acting in concert** # (As per list attached - Annexure II)	26 44 88 390	18.98
	Sub Total	**66 74 79 044**	**47.90**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	2 45 12 932	1.76
b	Banks, Financial Institutions, Insurance	8 00 23 873	5.74
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	29 75 52 868	21.35
	Sub Total	**40 20 89 673**	**28.85**
4	**Others**		
a	Private Corporate Bodies	5 99 66 845	4.30
b	Indian Public	18 94 20 166	13.60
c	NRIs/OCBs	1 30 09 774	0.93
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	6 15 42 539	4.42
	Sub Total	**32 39 39 324**	**23.25**
	GRAND TOTAL	**139 35 08 041**	**100.00**

* as defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The promoters' holding shall include all entities in the promoters' group - individual or body corporates.

\# as defined in Regulation 2(1)(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Note 1: Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Note 2: *Total foreign shareholding in number of shares and percentage shareholding be given as footnote including GDR and ADR holdings.*

Note 3: The company shall also post this information on its web site.

Note 4: As defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended in January, 2005, the Promoters holding is to be treated as 66,74,79,044 shares which includes 26,44,88,390 shares held by persons acting in concert ("PACs") but the PACs holding has been shown separately since the format of disclosure under Clause 35 has remained unchanged.

Reliance Industries Limited MUMBAI

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

CATEGORY		AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
a	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Ltd.)	10 46 60 154	7.51
b	Eklavya Mercantille Private Limited	6 13 37 013	4.40
c	Bahar Trading Private Limited	4 33 28 996	3.11
d	Bhumika Trading Private Limited	4 31 11 811	3.09
e	Ekansha Enterprise Private Limited	4 31 09 798	3.09
f	Anumati Mercantille Private Limited	4 31 09 368	3.09
g	Sanatan Textrade Private Limited	3 41 27 009	2.45
h	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
2	**Persons acting in concert**		
a	Reliance Enterprises Limited	3 77 09 123	2.71
b	Madhuban Merchandise Private Limited	3 42 33 723	2.46
c	Amur Trading Private Limited	3 30 04 017	2.37
d	Tresta Trading Private Limited	3 29 11 094	2.36
e	Ornate Traders Private Limited	3 22 07 491	2.31
f	Reliance Chemicals Private Limited	3 11 19 999	2.23
g	Reliance Polyolefins Private Limited	3 05 97 462	2.20
h	Lazor Syntex Private Limited	1 40 32 075	1.01
B	***NON-PROMOTERS HOLDING***		
3	**Institutional Investors**		
a	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	6 31 69 498	4.53
b	**FIIs**		
	Europacific Growth Fund	2 04 20 718	1.47
4	**Others**		
	The Bank of New York as Depository (for GDRs)	6 15 42 539	4.42

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	29 75 52 868	21.35
2	NRIs/OCBs	1 30 09 774	0.93
3	GDRs	6 15 42 539	4.42
	Total -->	**37 21 05 181**	**26.70**

NOTE :- 3 The Company is posting the above information on its website.

Reliance Industries Limited MUMBAI

Annexure I

Sr No	Names of Indian Promoters as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investmetns and Holdings Ltd.)	10 46 60 154	7.51
2	Eklavya Mercantille Private Limited	6 13 37 013	4.40
3	Bahar Trading Private Limited	4 33 28 996	3.11
4	Bhumika Trading Private Limited	4 31 11 811	3.09
5	Ekansha Enterprise Private Limited	4 31 09 798	3.09
6	Anumati Mercantille Private Limited	4 31 09 368	3.09
7	Sanatan Textrade Private Limited	3 41 27 009	2.45
8	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
9	Smt.K D Ambani	36 65 227	0.26
10	Pams Investments and Trading Company Private Limited	31 84 983	0.23
11	Shri.M D Ambani	18 07 923	0.13
12	Smt.Nita Ambani	16 99 073	0.12
13	Ms.Isha M Ambani	16 82 195	0.12
14	Master Akash M Ambani	16 81 595	0.12
15	Rajlaxmi Securities Private Limited	14 52 100	0.10
16	Master Anant M Ambani	50 000	0.00
17	Fiery Investments and Leasing Private Limited	1 150	0.00
18	Clarion Investments and Trading Company Private Limited	1 060	0.00
19	Hercules Investments Private Limited	1 000	0.00
20	Nikhil Investments Company Private Limited	1 000	0.00
21	Orson Trading Private Limited	1 000	0.00
22	Real Fibres Private Limited	1 000	0.00
23	Jagdanand Investments and Trading Company Private Limited	150	0.00
24	Jagdishvar Investments and Trading Company Private Limited	100	0.00
25	Kankhal Investments and Trading Company Private Limited	100	0.00
26	Kardam Commercials Private Limited	100	0.00
27	Kedareshwar Investments and Trading Company Private Limited	100	0.00
28	Krish Commercials Private Limited	100	0.00
29	Kshitij Commercials Private Limited	100	0.00
30	Nityapriya Commercials Private Limited	100	0.00
31	Priyash Commercials Private Limited	100	0.00
32	Pusti Commercials Private Limited	100	0.00
	Total -->	**40 29 90 654**	**28.92**

Reliance Industries Limited MUMBAI

Annexure II

Sr No	Names of Persons acting in concert as defined in Regulation 2(1)(e) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
1	Reliance Enterprises Limited	3 77 09 123	2.71
2	Madhuban Merchandise Private Limited	3 42 33 723	2.46
3	Amur Trading Private Limited	3 30 04 017	2.37
4	Tresta Trading Private Limited	3 29 11 094	2.36
5	Ornate Traders Private Limited	3 22 07 491	2.31
6	Reliance Chemicals Private Limited	3 11 19 999	2.23
7	Reliance Polyolefins Private Limited	3 05 97 462	2.20
8	Lazor Syntex Private Limited	1 40 32 075	1.01
9	Aavaran Textiles Private Limited	1 31 08 167	0.94
10	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21
11	Reliance Welfare Association	11 70 734	0.08
12	Reliance Energy & Project Development Private Limited	10 29 000	0.07
13	Vita Investments And Trading Company Private Limited	3 08 395	0.02
14	Reliance Industrial Infrastructure Limited	86 000	0.01
15	Dainty Investments And Leasings Private Limited	100	0.00
16	Jogiya Traders Private Limited	10	0.00
	Total -->	**26 44 88 390**	**18.98**

Reliance Industries Limited MUMBAI

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 3032 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

April 15, 2006

Ms. Neha Gada (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : **Compliance with Clause 49 of the Listing Agreement**

We send herewith the status on Corporate Governance as on March 31, 2006, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Quarterly Compliance Report On Corporate Governance

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : 31ST MARCH, 2006

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No	Remarks
	1	2	3	4
I.	**Board of Directors**	49 I		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied
(D)	Code of Conduct	49 (ID)	Yes	Declaration by the CEO to the effect that annual affirmation of compliance with the Code of Conduct by Board Members and Senior Management has been received, will be made in the Annual Report of the Company for 2005-06.
II.	**Audit Committee**	49 II		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meetings of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Complied
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 III	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No	Remarks
	1	2	3	4
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Not applicable.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosed in Annual Report for the year 2004-05. Shall also be disclosed in the Annual Report for 2005-06.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report was furnished in the Annual Report for 2004-05. It will also be furnished in the next Annual Report.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Certification by CEO and CFO regarding the financial statements, financial reporting and internal controls shall be made in the financial statements for 2005-06.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Section on Corporate Governance along with a detailed compliance report was furnished in the Annual Report for 2004-05. It will also be furnished in the next Annual Report for 2005-06
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance was furnished with the Directors' Report for 2004-05. It will also be furnished in the next Directors' Report. ➢ The disclosures of the compliance with mandatory requirements and adoption and/or non-adoption of non-mandatory requirements shall be made in the section on Corporate Governance in the Annual Report

Vinod M Ambani
President & Company Secretary